UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the notice of inside information of 2 October 2023, with registration number 1981, relating to the execution of a buyback program of own shares of BBVA (the “Buyback Program”), and pursuant to article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse, and to articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, BBVA informs that it has carried out the following transactions over BBVA shares in execution of the Buyback Program between 20 and 24 November 2023 (both inclusive):

Date Security Transaction Trading Venue Number of Shares Weighted average price 11/20/2023 BBVA. MC Purchase XMAD 2,500,000 8.2962 11/20/2023 BBVA. MC Purchase CEUX 500,000 8.2963 11/21/2023 BBVA. MC Purchase XMAD 2,500,000 8.2898 11/21/2023 BBVA. MC Purchase CEUX 500,000 8.2892 11/22/2023 BBVA. MC Purchase XMAD 2,500,000 8.3503 11/22/2023 BBVA. MC Purchase CEUX 500,000 8.3502 11/23/2023 BBVA. MC Purchase XMAD 2,500,000 8.4424 11/23/2023 BBVA. MC Purchase CEUX 500,000 8.4474 11/24/2023 BBVA. MC Purchase XMAD 2,500,000 8.4704 11/24/2023 BBVA. MC Purchase CEUX 500,000 8.4722 TOTAL 15,000,000

The cash amount of the shares purchased to date as a result of the execution of the Buyback Program amounts to 935,878,413.00 Euros, which, approximately, represents 93.59% of the maximum cash amount of the Buyback Program.

Issuer name: Banco Bilbao Vizcaya Argentaria, S.A. - LEI K8MS7FD7N5Z2WQ51AZ71

ISIN Code of the ordinary shares of BBVA: ES0113211835

Detailed information regarding the transactions carried out within the referred period is attached as Annex I.

Madrid, 27 November 2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNEX I

Detailed information on each of the transactions carried out in execution of the Buyback Program between 20 and 24 November 2023 (both inclusive)

https://shareholdersandinvestors.bbva.com/the-share/significant-events/#2023

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: November 27, 2023
By: /s/ Jose Maria Caballero Cobacho

Name: Jose Maria Caballero Cobacho

Title: Assets and Liabilities Management Director